Mail Stop 0511


	March 18, 2005

Robert J. Kinloch, President
Middle Kingdom Resources Ltd.
347 Bay Street, Suite 202
Toronto, Ontario
M5H  2R7  CANADA

RE:  	Middle Kingdom Resources Ltd.
        	File No.  333-120051
      Registration Statement on Form SB-2/A#3
        	Filed March 8, 2005

Dear Mr. Kinloch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-14

1. We noted within the Risk Factors (page 6) and the Independent Accountants Review Report for the three month period ended November
30, 2004 references were made that the auditor`s have issued a going concern opinion based on substantial doubt that the Company can continue as an ongoing business. The current audit opinion for the period ended August 31, 2004 and notes to the financial statements does not appear to be consistent with this position. Please clarify supplementally the reasoning for not issuing a going concern and consider revising the current audit opinion and Note 1 to the financial statements to include the appropriate going concern language and management`s intentions in regard to this matter in accordance with SAS No. 59.

2. Please provide for a current consent in the amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Conrad C. Lysiak
	Fax (509) 747-1770




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Middle Kingdom Resources Ltd.
March 18, 2005
Page 1